Exhibit 23.6

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-1 of American Midstream Partners, LP of our report dated March 1, 2018, relating to the consolidated financial statements of Southcross Energy Partners, L.P. and subsidiaries (the “Partnership”) as of and for the years ended December 31, 2017 and 2016 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the pending merger of the Partnership with American Midstream Partners, LP) appearing in the Annual Report on Form 10-K of the Partnership for the year ended December 31, 2017, and to the reference to us under the heading “Experts” in the prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Dallas, Texas

April 20, 2018